EXHIBIT 7.1

7.1 Explanation of ratio calculations

	Year ended 31 December				3 months ended 31 December 1999	Year ended 30 September 1999

	2003	2002	2001	2000

Other financial data based upon UK GAAP:
Earnings per ordinary share – pence	79.0	68.4	67.6	66.9	28.6	87.5
Diluted earnings per ordinary share – pence (1)	78.4	67.4	66.3	66.2	28.1	86.3
Dividends per ordinary share – pence	50.3	43.7	38.0	33.0	—	28.5
Dividend payout ratio	64.4%	64.3%	58.1%	56.1%	—	32.9%
Share price per ordinary share at period end – £ (2)	16.46	14.88	16.72	15.82	10.98	13.03
Market capitalisation at period end – £bn	48.8	43.2	47.8	42.4	9.8	11.6
Net asset value per ordinary share – £	8.50	8.12	7.79	7.08	3.35	3.09
Return on average total assets (3)	0.52%	0.50%	0.53%	0.58%	1.15%	0.92%
Return on average equity shareholders’ funds (4)	9.3%	8.4%	8.9%	9.9%	34.1%	32.0%
Average shareholders’ equity as a percentage
of average total assets	6.3%	6.9%	7.2%	7.2%	4.8%	4.1%
Risk asset ratio – Tier 1	7.4%	7.3%	7.1%	6.9%	7.7%	8.1%
Risk asset ratio – Total	11.8%	11.7%	11.5%	11.5%	11.2%	12.1%
Ratio of earnings to combined fixed charges and preference share dividends (6)
– including interest on deposits	1.97	1.73	1.49	1.32	1.46	1.33
– excluding interest on deposits	7.16	5.12	4.45	3.49	4.77	3.99
Ratio of earnings to fixed charges only (5)
– including interest on deposits	2.05	1.82	1.55	1.37	1.52	1.37
– excluding interest on deposits	9.85	7.13	6.52	4.81	6.63	5.06

Other financial data based upon US GAAP:
Basic earnings per ordinary share – pence	87.5	107.9	74.7	89.5	26.8	76.7
Diluted earnings per ordinary share – pence (1)	86.8	106.3	73.2	88.5	26.4	75.7
Dividends per ordinary share – pence	45.6	39.7	34.5	29.8	—	25.7
Dividend payout ratio	51.9%	36.7%	45.7%	20.6%	—	33.5%
Return on average total assets (3)	0.55%	0.75%	0.57%	0.77%	0.27%	0.78%
Return on average equity shareholders’ funds (4)	9.5%	12.1%	8.8%	12.0%	6.3%	19.9%
Average shareholders’ equity as a percentage
of average total assets	6.5%	7.3%	7.7%	7.7%	5.7%	5.2%
Ratio of earnings to combined fixed charges, preference share dividends and perpetual regulatory securities interest (5)
– including interest on deposits	1.98	1.97	1.51	1.41	1.45	1.31
– excluding interest on deposits	7.24	6.49	4.63	4.19	4.65	3.73
Ratio of earnings to fixed charges only (5)
– including interest on deposits	2.07	2.07	1.59	1.46	1.50	1.34
– excluding interest on deposits	9.96	9.03	6.98	5.77	6.46	4.73

Notes:

(1)	Convertible preference shares totalling £200 million (2002 – £200 million; 2001 and 2000 – £800 million), €750 million (2002, 2001 and 2000 – €750 million) and $1,900 million (2002, 2001 and 2000 – $1,900 million) have not been included in the computation of diluted earnings per share as their effect is anti-dilutive. Interest payments on the $1,200 million (2002 and 2001 – $1,200 million) perpetual regulatory securities may be settled by the issue of ordinary shares at the option of the company and have not been included in the computation of diluted earnings per share as their effect is also anti-dilutive.
(2)	The share prices at 31 December 1999 and 30 September 1999 have not been adjusted for the bonus issue in July 2000, of Additional Value Shares in connection with the acquisition of NatWest.
(3)	Return on average total assets represents profit attributable to ordinary shareholders as a percentage of average total assets.
(4)	Return on average equity shareholders’ funds represents profit attributable to ordinary shareholders expressed as a percentage of average equity shareholders’ funds.
(5)	For this purpose, earnings consist of income before tax and minority interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).